The information in this pricing supplement is not complete and may be changed.

Subject to completion.
Preliminary Pricing Supplement dated July 20, 2005

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002
and the Prospectus Supplement dated September 17, 2004

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. E-063
Principal Protected Notes due
Linked to the Performance of the S&P 500® Index

Issuer:	Barclays Bank PLC

Issue Date:	July 28, 2005

Maturity Date:	January 28, 2006

Coupon:	We will pay you 4.00% interest (8.00% annualized) at maturity if the Index has remained within a trading range of 95% and 105% throughout the term of the Note.

Initial Valuation Date:	July 25, 2005

Final Valuation Date:	January 25, 2006

Underlying Index:	Standard & Poor’s 500® Index (the “Index”)

Payment at Maturity:	If the value of the Index has not closed above the maximum level or closed below the minimum level on any day between the initial valuation date and the final valuation date, inclusive, you will receive, for each $1,000 in principal amount of Notes, a cash payment equal to $1,040. Otherwise, you will receive the principal amount of your Notes only.

Index Starting Value:	The index starting value is the closing level of the index on the initial valuation date.

Minimum Level:	95% of the Index Starting Value

Maximum Level:	105% of the Index Starting Value

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “Risk Factors” beginning on page PS-5 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Proceeds to
	Price to Public	Agent’s Commissions	Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

Barclays Capital

Pricing Supplement dated July , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT
PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-4
THE S&P 500® INDEX	PS-7
VALUATION OF THE NOTES	PS-11
SPECIFIC TERMS OF THE NOTES	PS-12
USE OF PROCEEDS AND HEDGING	PS-15
CAPITALIZATION OF BARCLAYS BANK PLC	PS-17
SUPPLEMENTAL TAX CONSIDERATIONS	PS-18

PROSPECTUS SUPPLEMENT
THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY OF SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC, offering full principal protection at maturity. The return on the Notes is linked to the performance of the S&P 500® Index (the “Index”).

At maturity, you will receive the full principal amount of your Notes plus the coupon. However, if the coupon is zero, you will still receive the full principal amount of your Notes.

If the value of the Index has not closed above the maximum level or closed below the minimum level on any day between the initial valuation date and the final valuation date, inclusive, you will receive, for each $1,000 in principal amount of Notes, a cash payment equal to $1,040. Otherwise, you will receive the principal amount of your Notes only.

You will receive a return on your principal only if the value of the Index does not close above 105% of the starting value of the Index, or close below 95% of the starting value of the Index, on any day from the initial valuation date and the final valuation date, inclusive. Otherwise, you will be entitled to receive the principal amount of your Notes at maturity with no return.

See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” and “Specific Terms of the Notes” in this pricing supplement.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Market risks – The return on the Notes, if any, is linked to the performance of the Index, and will depend on whether, and the extent to which, the return on the Index is volatile.

•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. You should be willing to hold the Notes to maturity.

•	No Interest or Dividend Payments – You will not receive any periodic interest payments on the Notes except for the coupon payment at maturity and you will not receive any dividend payments or other distributions on the securities included in the Index (the “Index Constituent Stocks”).

•	No Principal Protection Unless You Hold the Notes at Maturity – You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. You should be willing to hold your Notes to maturity.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You are willing to hold the Notes to maturity.

•	You seek an investment with a return linked to the performance of the Index.

•	You believe the level of the Index will be relatively stable during the term of the Notes.

•	You seek an investment that offers principal protection on the Notes when held to maturity.

•	You do not seek current income from this investment.

The Notes may not be the right investment for you if:

•	You seek an investment that is exposed to the full upside performance of the Index.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

•	You believe the level of the Index will be volatile during the term of the Notes.

•	You are unable or unwilling to hold the Notes to maturity.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of our counsel Sullivan & Cromwell, LLP interest received on your Notes (if any) is subject to the rules governing short-term debt instruments. For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations Supplemental U.S. Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment on the notes at maturity.

Step 1: Calculate the range

The performance will be measured by multiplying the index starting value, which is the closing level of the Index on the initial valuation date by 95% for the index minimum and 105% for the index maximum.

Step 2: Determine the performance

Compare the closing level of the Index on each day during the term of the Note with the Index minimum (index starting value x 95%) and the Index maximum (index starting value x 105%) to get the range within which the Index can trade and you will still receive your coupon.

Step 3: Determine the coupon

If the Index traded within this range (95% to 105%) for the term of the Note then you will receive a 4.00% coupon on your principal amount.

Step 4: Calculate payment at maturity

At maturity, you will receive the full principal amount of your Notes plus the coupon, if any.

However, if the coupon is zero, you will still receive the full principal amount of your Notes.

Example

In this example, the index starting value on the initial valuation date is equal to 2000.00. If, for the term of the Note, the Index never closes above 2100 and never closes below 1900, this will result in a payment of 100% of the principal amount plus a coupon of 4.00% of your principal amount. If, at any time during the term of the Note the Index closes above 2100 or closes below 1900 then a payment of 100% of the principal amount will be made at maturity, but no coupon payment will be made.

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon actual performance, expressed as percentage, ranging from 100% to –100%.

Index	Coupon	Payment at mat.	Return

10.00%	0.00%	$1,000.00	0.00%
9.50%	0.00%	$1,000.00	0.00%
9.00%	0.00%	$1,000.00	0.00%
8.50%	0.00%	$1,000.00	0.00%
8.00%	0.00%	$1,000.00	0.00%
7.50%	0.00%	$1,000.00	0.00%
7.00%	0.00%	$1,000.00	0.00%
6.50%	0.00%	$1,000.00	0.00%
6.00%	0.00%	$1,000.00	0.00%
5.50%	0.00%	$1,000.00	0.00%
5.00%	0.00%	$1,000.00	0.00%
4.50%	4.00%	$1,040.00	4.00%
4.00%	4.00%	$1,040.00	4.00%
3.50%	4.00%	$1,040.00	4.00%
3.00%	4.00%	$1,040.00	4.00%
2.50%	4.00%	$1,040.00	4.00%
2.00%	4.00%	$1,040.00	4.00%
1.50%	4.00%	$1,040.00	4.00%
1.00%	4.00%	$1,040.00	4.00%
0.50%	4.00%	$1,040.00	4.00%
0.00%	4.00%	$1,040.00	4.00%
–0.50%	4.00%	$1,040.00	4.00%
–1.00%	4.00%	$1,040.00	4.00%
–1.50%	4.00%	$1,040.00	4.00%
–2.00%	4.00%	$1,040.00	4.00%
–2.50%	4.00%	$1,040.00	4.00%
–3.00%	4.00%	$1,040.00	4.00%
–3.50%	4.00%	$1,040.00	4.00%
–4.00%	4.00%	$1,040.00	4.00%
–4.50%	4.00%	$1,040.00	4.00%
–5.00%	0.00%	$1,000.00	0.00%
–5.50%	0.00%	$1,000.00	0.00%
–6.00%	0.00%	$1,000.00	0.00%
–6.50%	0.00%	$1,000.00	0.00%
–7.00%	0.00%	$1,000.00	0.00%
–7.50%	0.00%	$1,000.00	0.00%
–8.00%	0.00%	$1,000.00	0.00%
–8.50%	0.00%	$1,000.00	0.00%
–9.00%	0.00%	$1,000.00	0.00%
–9.50%	0.00%	$1,000.00	0.00%
–10.00%	0.00%	$1,000.00	0.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the volatility of the Index. Investing in the Notes is not equivalent to investing directly in the Index or investing in the Index Constituent Stocks. See “The S&P 500® Index” for more information.

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes are Intended to Be Held to Maturity. Your Principal is Protected Only if You Hold Your Notes to Maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection or any minimum total return on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

The Limit on the Capped Performance Limits Your Potential Return at Maturity

The Notes provide less opportunity to participate in the appreciation of the Index than a direct investment in a security linked to the Index. Accordingly, your return on the Notes may be less than your return would be if you made a direct investment in a security linked to the performance of the Index that would allow for unlimited participation in the Index, assuming that the overall level of the Index has not decreased over the term of the Notes.

Owning the Notes is Not the Same as Owning the Index Constituent Stocks or a Security Directly Linked to the Performance of the Index

The return on your Notes will not reflect the return you would have realized if you had actually owned the Index Constituent Stocks (which are the common stocks of the 500 companies underlying the Index), or a security directly linked to the performance of the Index, and held such investment for a similar period because:

•	you will receive a minimum payment of 100% of the principal amount of your Notes if the Notes are held to maturity;

•	the coupon can be no greater than 4.00% and, therefore, your potential return at maturity is limited to 4.00% of the principal amount of the Notes; and

•	the level of the Index is calculated in part by reference to the prices of the Index Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

If the level of the Index increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the Notes declines.

Changes that Affect the Index will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The following factors could affect the Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity:

•	the policies of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), concerning the calculation of the Index;

•	additions, deletions or substitutions of the Index Constituent Stocks; and

•	the manner in which changes affecting Index Constituent Stocks or the issuers of Index Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in the Index.

The amount payable on the Notes and their market value could also be affected if S&P discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur, or if the amount payable at maturity is not available because of a market disruption event or for any other reason and no successor index is selected with respect to the Notes, the calculation agent may determine the amount payable at maturity in a manner it considers appropriate, in its sole discretion.

Historical Performance of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes

The historical levels of the Index should not be taken as an indication of the future level of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall. The trading prices of the Index Constituent Stocks will determine the level of the Index. Trading prices of the Index Constituent Stocks will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers, and the values, of the Index Constituent Stocks.

You Will Not Receive Dividend Payments on the Index Constituent Stocks or Have Shareholder Rights in the Index Constituent Stocks

You will not receive any dividend payments or other distributions on the Index Constituent Stocks. As a holder of the Notes, you will not have voting rights or any other rights that holders of the Index Constituent Stocks may have.

There May Not Be an Active Trading Market in the Notes

You should be willing to hold your Notes until maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. We and other affiliates of us intend to make a market for the Notes, although we are not required to do so and may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

The Market Value of the Notes May Be Influenced By Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index) and interest rates on any day will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the level of the Index;

•	the market price of the Index Constituent Stocks;

•	the dividend rate paid on the Index Constituent Stocks (while not paid to holders of the Notes, dividend payments on the Index Constituent Stocks may influence the value of the Index Constituent Stocks and the level of the Index and, therefore, affect the market value of the Notes);

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with us or any other market-makers;

•	interest rates in the U.S. market;

•	economic, financial, political, regulatory or judicial events that affect the level of the Index or the market price of the Index Constituent Stocks or that affect stock markets generally; or

•	the creditworthiness of Barclays Bank PLC.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Index Constituent Stocks, Futures, Options, Exchange-traded Funds or Other Derivative Products on the Index Constituent Stocks, or the Index, May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, Barclays Bank PLC or one or more of its affiliates may hedge its obligations under the Notes by purchasing Index Constituent Stocks, futures or options on the Index Constituent Stocks or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index, and Barclays Bank PLC or one or more of its affiliates may adjust these hedges by, among other things, purchasing or selling Index Constituent Stocks, futures, options, exchange-traded funds or other derivative instruments with returns linked to the Index or any of the Index Constituent Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Index Constituent Stocks and the level of the Index and, therefore, the market value of the Notes. It is possible that Barclays Bank PLC or one or more of its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

Barclays Bank PLC or one or more of its affiliates may also engage in trading in Index Constituent Stocks and other investments relating to the Index Constituent Stocks or the Index on a regular basis as part of its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of the Index Constituent Stocks and the level of the Index and, therefore, the market value of the Notes. Barclays Bank PLC or one or more of its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index. By introducing competing products into the marketplace in this manner, Barclays Bank PLC or one or more of its affiliates could adversely affect the market value of the Notes.

The Business Activities of Barclays Bank PLC or its Affiliates May Create Conflicts of Interest

As noted above, Barclays Bank PLC and its affiliates expect to engage in trading activities related to the Index and the Index Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests Barclays Bank PLC and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes as beneficial owners of the Notes.

Barclays Bank PLC and its affiliates may, at present or in the future, engage in business with the issuers of the Index Constituent Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of Barclays Bank PLC or another affiliate of Barclays Bank PLC and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, Barclays Bank PLC has published, and in the future expects to publish, research reports with respect to some or all of the issuers of the Index Constituent Stocks and the Index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by Barclays Bank PLC or other affiliates may affect the market price of the Index Constituent Stocks and the level of the Index and, therefore, the market value of the Notes.

Barclays Bank PLC and its Affiliates Have No Affiliation with S&P and Are Not Responsible for its Public Disclosure of Information

Barclays Bank PLC and its affiliates are not affiliated with S&P in any way (except for licensing arrangements discussed below in “The S&P 500® Index” in this pricing supplement) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If S&P discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See

“Specific Terms of the Notes—Market Disruption Event” and “Specific Terms of the Notes—Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation” in this pricing supplement. S&P is not involved in the offer of the Notes in any way and has no obligation to consider your interest as a holder of Notes in taking any actions that might affect the value of your Notes.

Barclays Bank PLC has derived the information about S&P and the Index in this pricing supplement from publicly available information, without independent verification. Neither Barclays Bank PLC nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index or S&P contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Index and S&P.

There are Potential Conflicts of Interest Between You and the Calculation Agent

Barclays Bank PLC will serve as the calculation agent. Barclays Bank PLC will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes—Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index Constituent Stocks or the Index has occurred or is continuing on the day when the calculation agent will determine the amount payable at maturity. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with Barclays Bank PLC’s, or one or more of its affiliates’, ability to unwind its hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent can Postpone the Determination of the Amount Payable at Maturity or the Maturity Date if a Market Disruption Event Occurs on the Final Valuation Date

The determination of an amount payable at maturity may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date for the Index. If such a postponement occurs, the calculation agent will determine the amount payable at maturity on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Market Disruption Event” in this pricing supplement.

THE S&P 500® INDEX

We have derived all information regarding the S&P 500® Index (the “Index”) contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P has no obligation to continue to publish the Index, and may discontinue publication of the Index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time (the “Index Constituent Stocks”) compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2005, 425 companies or 85.5% of the Index by market capitalization traded on the New York Stock Exchange (“NYSE”), 74 companies or 14.4% of the Index by market capitalization traded on The Nasdaq Stock Market, and one company or 0.1% of the Index by market capitalization traded on the American Stock Exchange. As of June 30, 2005, the Index represented approximately 74% of the market value of S&P’s internal database of over 6,981 equities. S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database of over 6,981 equities, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies, as of June 30, 2005, included in each group indicated in parentheses: Consumer Discretionary (89), Consumer Staples (36), Energy (29), Financials (82), Health Care (55), Industrials (54), Information Technology (80), Materials (32), Telecommunication Services (10) and Utilities (33). S&P may from time to time, in its sole discretion, add companies to or delete companies from the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the Index Constituent Stocks without taking account of the value of dividends paid on such stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Index Constituent Stocks and received the dividends paid on such stocks.

Computation of the Index

S&P currently computes the Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Notes.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by S&P of particular component stocks in the Index; or

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value		New Market Value		New Base Value
	x		=
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

Neither Barclays Bank PLC nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index. S&P does not guarantee the accuracy or the completeness of the Index or any data included in the Index. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the Index. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable at maturity.

Historical Closing Levels of the Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. Barclays Bank PLC cannot make any assurance that the future performance of the Index or the Index Constituent Stocks will result in holders of the Notes receiving a positive return on their investment. The closing level of the Index as of June 30, 2005 was 1191.33.

The chart below shows the performance of the Index from January 31, 2000 through June 30, 2005.

Date	Index at Close

01/31/00	1394.46
02/29/00	1366.42
03/31/00	1498.58
04/28/00	1452.43
05/31/00	1420.60
06/30/00	1454.60
07/31/00	1430.83
08/31/00	1517.68
09/29/00	1436.51
10/31/00	1429.40
11/30/00	1314.95
12/29/00	1320.28
01/31/01	1366.01
02/28/01	1239.94
03/30/01	1160.33
04/30/01	1249.46
05/31/01	1255.82
06/29/01	1224.42
07/31/01	1211.23
08/31/01	1133.58
09/28/01	1040.94
10/31/01	1059.78
11/30/01	1139.45
12/31/01	1148.08
01/31/02	1130.20
02/28/02	1106.73
03/29/02	1147.39
04/30/02	1076.92
05/31/02	1067.14
06/28/02	989.82
07/31/02	911.62
08/30/02	916.07
09/30/02	815.28
10/31/02	885.76
11/29/02	936.31
12/31/02	879.82
01/31/03	855.70
02/28/03	841.15
03/31/03	848.18
04/30/03	916.92
05/30/03	963.59
06/30/03	974.50
07/31/03	990.31
08/29/03	1008.01
09/30/03	995.97
10/31/03	1050.71
11/28/03	1058.20
12/31/03	1111.92
01/30/04	1131.13
02/27/04	1144.94
03/31/04	1126.21
04/30/04	1107.30
05/31/04	1120.68
06/30/04	1140.84
07/30/04	1101.72
08/31/04	1104.24
09/30/04	1114.58
10/29/04	1130.20
11/30/04	1173.82
12/31/04	1211.92
01/31/05	1181.27
02/28/05	1203.60
03/31/05	1180.59
04/29/05	1156.85
05/31/05	1191.50
06/30/05	1191.33

Source: Bloomberg L.P.

The graph below illustrates the performance of the Index from January 31, 2000 through June 30, 2005.

License Agreement

S&P and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by S&P, in connection with securities, including the Notes.

The license agreement between S&P and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

VALUATION OF THE NOTES

At Maturity

At maturity, you will receive the full principal amount of your Notes plus the coupon. However, if the coupon is zero, you will still receive the full principal amount of your Notes.

If the value of the Index has not closed above the maximum level or closed below the minimum level on any day between the initial valuation date and the final valuation date, inclusive, you will receive, for each $1,000 in principal amount of Notes, a cash payment equal to $1,040. Otherwise, you will receive the principal amount of your Notes only.

Prior to Maturity

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that, generally, the level of the Index and interest rates on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the Index, the perceived creditworthiness of Barclays Bank PLC and other economic conditions. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will pay you 4.00% interest (8.00% annualized) at maturity if the Index has remained within a trading range of 95% and 105% throughout the term of the Note.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

At maturity, you will receive the full principal amount of your Notes plus the coupon . However, if the coupon is zero, you will still receive the full principal amount of your Notes.

If the value of the Index has not closed above the maximum level or closed below the minimum level on any day between the initial valuation date and the final valuation date, inclusive, you will receive, for each $1,000 in principal amount of Notes, a cash payment equal to $1,040. Otherwise, you will receive the principal amount of your Notes only.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “Specific Terms of the Notes – Market Disruption Event” below.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement,

unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event has not occurred and is not continuing. In no event, however, will the final valuation date be postponed by more than ten business days.

Market Disruption Event

The calculation agent will determine the amount payable at maturity on the final valuation date. As described above, the final valuation date may be postponed, and, thus, the determination of the amount payable at maturity may be postponed, if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day on which no market disruption event has occurred or is continuing. In no event, however, will the determination of the amount payable at maturity be postponed by more than ten business days.

If the determination of the amount payable at maturity is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the amount payable at maturity will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the amount payable at maturity that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in a material number of Index Constituent Stocks for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or a material number of Index Constituent Stocks in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

•	the Index is not published, as determined by the calculation agent in its sole discretion; or

•	in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with Barclays Bank PLC’s ability, or the ability of any of its affiliates, to unwind all or a material portion of a hedge with respect to the Notes that Barclays Bank PLC or its affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or number of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Stocks.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the amount payable at maturity is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of stocks or an index and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the securities included in the Index or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of the Index Constituent Stocks and whether the change is made by S&P under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Constituent Stocks or their issuers or is due to any other reason—that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the amount payable on the maturity date is equitable. All determinations and adjustments to be made by the calculation agent with respect to the amount payable at maturity or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment or delivery on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the attached prospectus supplement.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Maturity Date” and “Final Valuation Date” above.

Role of Calculation Agent

Barclays Bank PLC will serve as the calculation agent. The calculation agent will make all determinations regarding the value of the Notes at maturity, the actual performance, the capped performance, the index return and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date of the Notes without notice.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus and prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on Index Constituent

Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions of securities of issuers of the Index Constituent Stocks;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or exchange-traded funds or other instruments based on the level of the Index or the value of the Index Constituent Stocks;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

•	any combination of the above three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities. We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Index Constituent Stocks, listed or over-the-counter options or futures on Index Constituent Stocks or listed or over-the-counter options, futures or exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out our authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities as at December 31, 2004. The figures set out in the table below were extracted from our audited financial statements for the year ended December 31, 2004, which were prepared in accordance with generally accepted accounting principles in the United Kingdom. We will prepare our financial statements for periods subsequent to December 31, 2004 in accordance with International Financial Reporting Standards.
As of
December 31,
2004

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of $0.01 each(1)	150,000
Authorized preference share capital – shares of $100 each(2)	—
Authorized preference share capital – shares of €100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of £100 each(3)	—
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of $0.01 each	—
Preference shares – issued and fully paid shares of $100 each(2)	—
Preference shares – issued and fully paid shares of €100 each(4)	100
Preference shares – issued and fully paid shares of £1 each(5)	1
Preference shares – issued and fully paid shares of £100 each(3)	—
£ million
Group shareholders’ funds
Called up share capital	2,316
Share premium(6)	6,531
Revaluation reserve	24
Profit and loss account	9,400

Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible(7)	6,113
Debt securities in issue(8)	67,806

Total indebtedness	80,083

Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

(1)	On June 1, 2005, we consolidated the 150,000,000 preference shares of $0.01 into 6,000,000 preference shares of $0.25 each, and authorized a further 74,000,000 of such shares.

(2)	On June 1, 2005, we authorized 400,000 preference shares of $100 each. On June 8, 2005, we issued 100,000 of such shares at an issue price of $10,000 per share.

(3)	On June 1, 2005, we authorized 400,000 preference shares of £100 each. On June 22, 2005, we issued 75,000 of such shares at an issue price of £9,956.20 per share.

(4)	On March 15, 2005, we issued 140,000 preference shares of Euro 100 each at an issue price of Euro 9,911.80 per share.

(5)	This figure reflects 1,000 preference shares of £1 each issued by us to Barclays PLC on December 31, 2004.

(6)	As a result of the issue of the preference shares referred to in footnotes 2, 3 and 4, share premium has increased by approximately £2.2 billion (using, for non-sterling issues, the exchange rate prevailing at the date of issue of such shares).

(7)	On February 23, 2005, we issued $150,000,000 4.75% Fixed Rate Subordinated Notes due 2015. On February 25, 2005, we issued $1,500,000,000 Callable Floating Rate Subordinated Notes due 2015. On April 15, 2005, Euro 115 million Floating Rate Subordinated Notes due 2005 matured and on April 25, 2005 Euro 300 Million Floating Rate Subordinated Notes due 2005 matured. On June 1, 2005, we issued $75,000,000 4.38% Fixed Rate Subordinated Notes due 2015.

(8)	On the basis of our internal unaudited IFRS figures, the amount of debt securities in issue increased from £81 billion to approximately £95 billion between January 1, 2005 and May 31, 2005. This represents an increase of approximately 18%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion of the United States federal income tax consequences of ownership of Notes set forth under “Tax Considerations” in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus supplement).

In the opinion of our counsel, Sullivan & Cromwell LLP, your Note will be subject to the rules governing short-term debt instruments (as described under “Tax Considerations – U.S. Holders – Original Issue Discount – Short-Term Notes” in the accompanying prospectus supplement). Generally, under those rules, most cash basis holders would not be required to include interest in income until maturity of the Note, while accrual basis and certain other holders would be required to accrue original issue discount over the term of the note. With respect to the Notes, however, although the matter is not free from doubt, because no amount of interest will be fixed until the Final Valuation Date it would be reasonable for all holders to include the interest in income upon maturity of the Note.

Alternative Characterization

There is no judicial or administrative authority discussing how your Note should be treated for United States federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be reasonable to treat your Note, and the Internal Revenue Service might assert that your Note should be treated, as a single debt instrument as described in “Tax Considerations – U.S. Holders” in the accompanying prospectus supplement. Pursuant to such characterization, the Note would be subject to the rules concerning short-term debt instruments as described under the heading “Tax Considerations – U.S. Holders – Original Issue Discount – Short-Term Notes” therein.

Wash Sale Rules

If you sell Linked Shares prior or subsequent to your purchase of a Note, you will not be subject to any restriction or limitation with respect to the recognition of loss, if any, for federal income tax purposes upon such sale as a result of your purchase of the Note.

$
BARCLAYS BANK PLC
PRINCIPAL PROTECTED NOTES DUE JANUARY 28, 2006
LINKED TO THE PERFORMANCE OF THE
S&P 500® INDEX

PRICING SUPPLEMENT

JULY , 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital